BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF ANNOUNCES NEW STRUCTURE IN BRAZIL AND ABROAD

Decentralization will increase flexibility and boost the Company´s growth potential

BRF, the seventh-largest food producer in the world in terms of market value, is introducing a new management model which is aligned to the growth and globalization process of the Company is undergoing. The foundation of the model is based on strengthening the leading role and autonomy of the Company´s regional structures in Brazil and abroad.

Five General Managers will report to the Global CEO, beginning this month, and will be responsible for their business units which will be split by geographical area - Brazil, Latin America, Europe, Asia and Africa/Middle East. They will have the support of the corporate sectors such as Quality and Management, Innovation and Marketing, Supply Chain, Legal and Corporate Relations, Finance and People.

Flávia Faugeres, who was responsible for the Company´s Innovation and Marketing area, will be the General Manager of Brazil, where five regional leaders have also been created: the Northeast (head office in Recife), Midwest/North (Brasília), São Paulo (São Paulo City), South (Curitiba) and Southeast (Rio de Janeiro).

The General Managers and regional leaders will play a decisive role in establishing BRF´s priorities in different markets, always in accordance with the clients and consumers and anchored by challenging plans and goals.

Each regional executive management will have its own teams to decentralize services, strengthen the structures at the business level and respond more efficiently to the demands of each market. Each region will have its own Sales area, as well as Trade Marketing, Commercial Management, Finance and HR areas.

The changes reinforce the fundamentals of the management model the Company has adopted in its global activity and is directed at bringing its processes and products into line with the different consumer profiles and habits, respecting the cultural nature of the areas where the Company operates. It is also part of a combination of internal initiatives that started around two years ago, the benefits of which are already showing in BRF´s results. These are based on pillars such as quality, meritocracy, cost rationalization, sustainable growth and the constant pursuit of efficiency.

São Paulo, January 16, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer